Exhibit 99.1

FORTUNA SILVER MINES INC.

Form 51-102F4

BUSINESS ACQUISITION Report

Item 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Fortuna Silver Mines Inc. ("Fortuna")

200 Burrard Street, Suite 650

Vancouver, British Columbia V6C 3L6

1.2	Executive Officer

The name and business telephone number of the executive officer of Fortuna who is knowledgeable about the Arrangement (as defined below) and this report is:

Luis Dario Ganoza
Chief Financial Officer
Phone: (604) 484-4085

Item 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On July 2, 2021, Fortuna and Roxgold Inc. ("Roxgold") completed a court-approved plan of arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia), pursuant to which Fortuna acquired all of the issued and outstanding common shares of Roxgold (the "Roxgold Shares"). Holders of Roxgold Shares received 0.283 of a common share of Fortuna (a "Fortuna Share") and C$0.001 in cash for each Roxgold Share held. As a result, Roxgold became a wholly-owned subsidiary of Fortuna.

Pursuant to the Arrangement, Roxgold subsequently amalgamated with 1312524 B.C. Ltd., a wholly-owned subsidiary of Fortuna (the "Amalgamation") and continued under the name "Roxgold Inc." ("Roxgold (Amalco)"). The Arrangement was completed pursuant to the terms of an arrangement agreement dated effective April 26, 2021 between Fortuna and Roxgold, a copy of which is available on SEDAR under Fortuna's profile at www.sedar.com.

Prior to completion of the Arrangement, Roxgold was a publicly traded Canadian-based gold mining company with assets located in West Africa. Roxgold owned and operated the high-grade Yaramoko Mine Complex located on the Houndé greenstone belt in Burkina Faso and was advancing the development and exploration of the Séguéla Gold Project located in Côte d'Ivoire. Roxgold's revenue was generated exclusively from the sale of gold.

Additional information concerning Roxgold, including information with respect to Roxgold's assets, operations and history prior to the Arrangement may be found in Roxgold's annual information form dated March 3, 2021 for the year ended December 31, 2020 (the "Roxgold AIF"), which is filed and available on SEDAR under Roxgold's profile at www.sedar.com. The Roxgold AIF does not form part of, and is not incorporated by reference in, this report.

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2.2	Acquisition Date

The Arrangement was completed effective July 2, 2021.

2.3	Consideration

Under the terms of the Arrangement, holders of Roxgold Shares received 0.283 of a Fortuna Share and C$0.001 in cash for each Roxgold Share held. The aggregate consideration paid by Fortuna for the Roxgold Shares in connection with the Arrangement was comprised of an aggregate of 106,106,224 Fortuna Shares and an aggregate of C$374,933.84 in cash.

In addition, pursuant to the Arrangement, up to an aggregate of 2,848,585 additional Fortuna Shares may be issued (or otherwise settled in cash), at the discretion of the board of directors of Fortuna (the "Fortuna Board"), to holders of the remaining Roxgold incentive awards granted under Roxgold's stock option plan and restricted share unit plan, upon exercise or settlement of such incentive awards.

2.4	Effect on Financial Position

Except as otherwise disclosed, Fortuna does not have any current plans or proposals for material changes in its business affairs or the affairs of Fortuna or Roxgold (Amalco) that are anticipated to have a significant effect on the financial performance and financial position of Fortuna.

For information relating to the anticipated effect of the Arrangement on Fortuna's financial performance and financial position, please refer to the unaudited pro forma consolidated financial statements referred to under Item 3 below.

As a result of the Arrangement, Roxgold (Amalco) is a wholly-owned subsidiary of Fortuna and Fortuna acquired the business and operations, and assumed all liabilities, of Roxgold. In connection with the Arrangement and effective upon closing, Kate Harcourt, a former director of Roxgold, was appointed to the Fortuna Board.

2.5	Prior Valuations

To the knowledge of Fortuna, there has been no valuation opinion obtained within the last twelve months by Roxgold or Fortuna required by securities legislation or a Canadian exchange or market to support the consideration paid by Fortuna in connection with the Arrangement.

2.6	Parties to Transaction

The Arrangement was not with an "informed person", "associate" or "affiliate" (each as defined under applicable Canadian securities laws) of Fortuna.

2.7	Date of Report

August 16, 2021

Item 3	Financial Statements and Other Information

The following financial statements of Roxgold, which have been filed on Roxgold's SEDAR profile at www.sedar.com, are incorporated by reference in, and form a part of, this business acquisition report:

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(i)	the audited consolidated financial statements of Roxgold as at and for the years ended December 31, 2020 and 2019, together with the notes thereto and the auditors' report thereon; and

(ii)	the unaudited condensed interim consolidated financial statements of Roxgold as at and for the three months ended March 31, 2021.

PricewaterhouseCoopers LLP, the former auditors of Roxgold, consented to the incorporation by reference of their auditor’s report on the financial statements of Roxgold set out in (i) above into the management information circular of Fortuna dated May 26, 2021 (the "Fortuna Circular"). As such, Fortuna has not requested or obtained the consent of PricewaterhouseCoopers LLP to include such auditor's report into this business acquisition report, as permitted under National Instrument 51-102 – Continuous Disclosure Obligations.

The following pro forma financial statements ("Pro Forma Statements") of Fortuna are contained in Schedule "H" of the Fortuna Circular, which is filed and available on Fortuna's SEDAR profile at www.sedar.com, and are hereby incorporated by reference in and form a part of this report:

(i)	the unaudited pro forma statement of financial position of Fortuna as at March 31, 2021; and

(ii)	the unaudited pro forma income statement of Fortuna for the year ended December 31, 2021 and for the three months ended March 31, 2021, including pro forma earnings per share calculations.

Cautionary Note Regarding Forward-looking Information

This report contains "forward-looking statements" and/or "forward-looking information" within the meaning of applicable securities laws (collectively referred to as "forward-looking statements"). When used in this document, the words "expect", "anticipate", "may", "result", "will", "remain", "continue", "intend" and similar expressions, as they relate to Fortuna, are intended to identify forward-looking statements. Forward-looking statements included or implied herein include statements regarding the expected effects of the Arrangement on the business and affairs and financial position of Fortuna, including the Pro Forma Statements.

Forward-looking statements are based upon, among other things, factors, expectations and assumptions that Fortuna has made as at the date of this report regarding, among other things the risks and uncertainties described from time to time in filings made by Fortuna with securities regulatory authorities, including in respect of the Arrangement and the anticipated effects therefrom. Fortuna believes that the factors, expectations and assumptions reflected in the forward-looking statements are reasonable; however, no assurances can be given that these factors, expectations and assumptions will prove to be correct and such statements are not guarantees of future performance and should not be unduly relied upon.

Forward-looking statements involve significant known and unknown risks and uncertainties and will not necessarily be accurate indications of whether such results will be achieved. Readers are cautioned not to place undue reliance on these statements as a number of factors could cause actual results to differ materially from the anticipated results or expectations expressed in this report, including but not limited to: the ability to continue to integrate the business of Roxgold into Fortuna's businesses and operations and realize the financial, operational and anticipated synergies from the Arrangement; the resources required to integrate Roxgold's business, including the time and attention of management; the accuracy of the pro forma financial information of Fortuna the ability to access various sources of debt and equity capital, generally, and on acceptable terms; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with geographic regions in which Fortuna operates; the occurrence or continuance of unexpected events such as pandemics, war, terrorist threats and the instability resulting therefrom; and those factors referred to under the heading "Risk Factors" in Fortuna's annual information form for the year ended December 31, 2020, and the Fortuna Circular, each of which is available under Fortuna's profile on SEDAR at www.sedar.com.

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Although forward-looking statements contained in this report are based upon what Fortuna believes are reasonable assumptions, Fortuna does not provide any assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements in this report are expressly qualified by this cautionary statement. The forward-looking statements in this report are made as of the date hereof, and Fortuna does not intend, or assume any obligation, to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless otherwise required by law.

Cautionary Note Regarding the Pro Forma Statements

The Pro Forma Statements have been prepared using certain of Fortuna's and Roxgold's respective historical financial statements, as more particularly described in the notes to such Pro Forma Statements. The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Since the Pro Forma Statements were developed to retroactively show the effect of a transaction that occurred at a later date, and even though they were prepared following generally accepted practice using reasonable assumptions, the Pro Forma Statements reflect limitations inherent in the very nature of pro forma data. The data contained in the Pro Forma Statements represents only a simulation of the potential financial impact of the Arrangement and related adjustments which are preliminary in nature. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the Arrangement. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the difference may be material. Undue reliance should not be placed on the Pro Forma Statements.